Exhibit 12.1

FelCor Lodging Trust Incorporated/FelCor Lodging Limited Partnership
Computation of Ratio of Earnings To Fixed Charges

								Six Months	Six Months
	1999	2000	2001	2002	2003	Q2 03	Q2 04	ended June 03	ended June 04
	(amounts in thousands, except ratios)
Income (loss) from continuing operations	114,039	53,511	(46,814)	(76,069)	(273,110)	(12,896)	(30,108)	(33,996)	(45,572)
Minority interests	6,657	7,224	(8,525)	(6,885)	(18,515)	(1,384)	(2,312)	(2,511)	(3,381)
Equity in income of unconsolidated entities	(8,484)	(14,820)	(7,346)	10,127	(2,370)	(726)	(2,691)	(578)	(3,673)

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	112,212	45,915	(62,685)	(72,827)	(293,995)	(15,006)	(35,111)	(37,085)	(52,626)
Fixed charges:
Interest expense	125,436	158,620	159,171	164,355	167,361	41,007	39,737	80,826	80,857
Capitalized interest	5,249	1,080	811	775	588	149	167	483	200

The sum of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebetedness	130,685	159,700	159,982	165,130	167,949	41,156	39,904	81,309	81,057
Amortization of capitalized interest	1,109	1,200	1,269	1,225	1,191	315	328	322	329
Distributed income of equity investees	19,581	25,358	8,132	11,310	8,848	2,288	1,603	2,913	3,129
Interest capitalized	(5,249)	(1,080)	(811)	(775)	(588)	(149)	(167)	(483)	(200)

Earnings	258,338	231,093	105,887	104,063	(116,595)	28,604	6,557	46,976	31,689

Fixed charges	130,685	159,700	159,982	165,130	167,949	41,156	39,904	81,309	81,057
Ratio of Earnings to Fixed Charges	2.0	1.4	0.7	0.6	(0.7)	0.7	0.2	0.6	0.4
Deficiency			54,095	61,067	284,544	12,552	33,347	34,333	49,368